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AUG 28 2020

Washington, DC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC d/b/a AGC Partners

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street, 22nd Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Stumpf (617-261-4117)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC d/b/a AGC Partners, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Founder, Chief Executive Officer

Title

Notary Public

PAIGE WOODSUM RAND
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 26, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

America's Growth Capital, LLC

(d/b/a AGC Partners)

Financial Statements

Year Ended June 30, 2020

Table of Contents

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member and Management of America's Growth Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), as of June 30, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
August 26, 2020

America's Growth Capital, LLC
(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2020

Assets

Cash and cash equivalents (restricted portion $111,927)	$	4,356,463
Securities owned, at fair value		217,822
Investment banking fees receivable		314,125
Other receivables		21,346
Prepaid expenses and other current assets		402,287
Security deposits		124,243
Property and equipment, net		241,065
Right-of-use asset		4,999,734
Total assets	$	10,677,085

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	120,053
Accrued compensation		933,941
Deferred rent and lease incentive		759,811
Deferred revenue		232,329
Long-term debt		903,759
Lease liability		4,999,734
Other liabilities		81,033
Total liabilities		8,030,660
Member's equity		2,646,425
Total liabilities and member's equity	$	10,677,085

See accompanying notes to financial statements.

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statements

Year Ended June 30, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. Restricted cash consists of $106,927 pledged as collateral issued in favor of the Company's landlord in Boston and $5,000 as part of the Company's requirements under the SEC's Customer Protection Rule (15c3-3) to hold a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company but not yet collected. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2020.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The Company recognizes the revenue from retainer fees over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Should the performance obligation not be fulfilled on a retainer fee, they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period.

The Company has adopted the practical expedient for recognizing employee commissions immediately upon the signing of a contract, as the contracts generally do not last for more than one year.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2020. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2020.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2017 through 2019. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2017 are open.

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of property and equipment are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Management estimates the fair value of investments in securities not traded on a national exchange using a market, income, or cost approach as further discussed in Note 5.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Recent Accounting Pronouncements

On July 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842 – Leases. The adoption of this standard resulted in the recognition of an operating lease right-of-use asset and corresponding liability on the balance sheet as of July 1, 2019. The Company has elected certain practical expedients upon adoption, and therefore has not reassessed the lease classification for any expired or existing leases, and has not reassessed initial direct costs for any existing leases. The Company elected the practical expedient on not separating lease components from non-lease components. The adoption of the standard did not materially impact operating results or liquidity.

Long Term Debt

In April 2020, the Company applied for and received a loan under the Cares Act. The loan is from the Paycheck Protection Program (the "PPP"). Although the Company expects the loan to be forgiven, as in accordance with ASC 470, the Company is recording the loan as a financial liability and is accruing interest in accordance with the interest method under ASC 835-30. Based on the guidance of ASC 470, the proceeds under the loan will remain a liability until such time as the loan is either in part or wholly forgiven, or the company pays offs the loan. Once the loan is in part or wholly forgiven, the Company will reduce the loan liability and record a gain on extinguishment on the statement of income.

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2020:

Private company stock	$ 217,822
	$ 217,822

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2020:

Hardware	$ 516,444
Software	89,864
Furniture and fixtures	329,077
Leasehold improvements	1,152,405
	2,087,790
Less: accumulated depreciation and amortization	(1,846,725)
	$ 241,065

5. FAIR VALUE MEASUREMENTS

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Significant unobservable inputs used to develop fair value measurements within the Level 3 category are as follows:

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Quantitative Input	Median Revenue Multiple
Private stock	$ 217,822	Implied enterprise value	Median revenue multiple	2.35x

Fair Value Measurements (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2019	$ 193,176
Net unrealized gain	24,646
Balance as of June 30, 2020	$ 217,822

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. LONG-TERM DEBT

In April 2020, the Company applied for and received a loan under the Cares Act. The loan is from the Paycheck Protection Program (the "PPP") and in the amount of $903,759. The terms of the funding agreement indicate that the Company must utilize the proceeds to fund or offset qualifying expenses over a twenty-four-week period. In accordance with the provisions of the PPP, the loan accrues interest at a rate of 1% and the loan may be forgiven, all or in part, if it is used to pay qualifying costs such as payroll, rent and utilities. Amounts that are not forgiven will be repaid within two years from the date of the loan. The Company plans to submit its application for full forgiveness under the PPP loan in September 2020, and believes they will have met the qualifications for forgiveness. Total interest expense related to the loan was $1,882 in 2020.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash, cash equivalents which may exceed insured limits and accounts receivable. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease agreements expiring through December 2026. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the rent payments made.

COMMITMENTS AND CONTINGENCIES (concluded)

The Company's long-term operating leases that have an initial term of 12 months or more are included in right-of-use lease assets and lease on the consolidated balance sheets. The asset and liability is recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

An initial right-of-use asset of $5,715,637 was recognized as a non-cash asset addition with the adoption of the new lease accounting standard. Cash paid for the amounts included in the present value of operating lease liabilities was $975,009 during 2020 and is included in operating cash flows.

In connection with the Company's current lease for their Boston office, which was amended in September 2017 and extended an additional 7 years and 6 months, commencing in September 2018, the Company received six free months of rent and was provided a tenant improvement allowance in the amount of $413,910. The free rent and tenant improvement allowance was recorded as deferred lease incentive on the statement of financial condition and is being amortized through rent expense over the lease extension term.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $106,927 for use as a security deposit. The standby letter of credit is secured by the Company's bank balance. The standby letter of credit will remain at its current level until the lease expires on February 28, 2026.

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2020.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2020, the Company had net capital of $1,206,254, which is $956,254 in excess of its required net capital of $250,000. The Company's net capital requirement is based on the Company's election to use the Alternative Standard calculation for determining its required net capital.

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent, members and employees. The Company has amounts due to its Parent, members and employees totaling $14,655 at June 30, 2020. The total due to related parties balance as of June 30, 2020 is included within the other receivables balance on the Statement of Financial Condition.

11. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2020.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2020, which is the date the financial statements were available to be issued. We are evaluating the outbreak of COVID-19 and the impact on the Company's operations. There were no other subsequent events that require adjustment to or disclosure in the financial statements.